Exhibit (2)(a)(i)

CERTIFICATE OF TRUST

of

Highland Global Credit Allocation Fund

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) and sets forth the following:

FIRST: The name of the statutory trust is Highland Global Credit Allocation Fund (the “Trust”).

SECOND: The business address of the Registered Agent and Registered Office of the Trust is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801. The name of the Registered Agent of the Trust for service of process at such location is The Corporation Trust Company.

THIRD: This Certificate shall be effective immediately upon filing in the Office of the Secretary of State of the State of Delaware.

FOURTH: The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH: The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of this 21st day of May, 2013.

/s/ Brian Mitts
Brian Mitts, as Trustee and not individually

Highland Global Credit Allocation Fund
300 Crescent Court, Suite 700
Dallas, Texas 75201